As filed with the Securities and Exchange Commission on September 27, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

IMH Financial Corporation

(Name of Applicants)

7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7% Notes due 2021	Up to a maximum aggregate principal amount of $10,162,000
_________________________
Approximate date of proposed public offering
As promptly as practicable
after the effective date of this
Application for Qualification

Name and address of agent for service:
Lawrence D. Bain
Chief Executive Officer
IMH Financial Corporation
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(480) 840-8400

With A Copy To:
Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West 2nd Street, Suite 1100
Cleveland, Ohio 44113
(216) 583-7000

The Company hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the SEC, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

GENERAL

1.	General Information.
The name of the Applicant is IMH Financial Corporation (the “Company”), a corporation organized and existing under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable.
Upon the terms set forth in the exchange offer memorandum dated [●] (the “Exchange Offer Memorandum”) and the related letters of transmittal (attached as Exhibits T3E-1 and T3E-2 to this Application for Qualification on Form T-3 (this “Application”)), the Company is offering to exchange up to $10.162 million aggregate principal amount of the Company’s 7% Notes due 2021 (the “New Notes”) in exchange for all of the Company’s outstanding 4% Subordinated Notes due 2019 (the “Old Notes”). The New Notes will be issued by the Company to the holders of its Old Notes pursuant to an exchange offer (the “Exchange Offer”) in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof (the “3(a)(9) exemption”) based upon the following facts:

•	the New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for such holders’ Old Notes;

•
no sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the 3(a)(9) exemption is claimed;

•
no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) the fees and expenses of the Company’s legal advisors for their legal services, (ii) the fees and expenses of the Information Agent for their services in relation to the Exchange Offer and (iii) the fees and expenses charged by the Trustee under the Indenture governing the New Notes for its services as trustee;

•	the Company’s financial advisors have not been retained to, and will not be, soliciting or making any recommendation with respect to the Exchange Offer; and

•
no holder of Old Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.

If the Exchange Offer is completed, the New Notes will be issued under the Indenture to be qualified under the Application. No exchanges have been or will be accepted and no New Notes have been or will be issued before the Indenture has been qualified pursuant to the Application.
AFFILIATIONS

3.	Affiliates.
The following is a list of the affiliates of the Company as of the date of this Application:

SUBSIDIARIES	% OF OWNERSHIP
11333, Inc.	100
255 Noholike Way, LLC	100

SUBSIDIARIES	% OF OWNERSHIP
AZ-Havasu Golden Valley, LLC	100
AZ-Havasu Kingman, LLC	100
AZ-Havasu SN 2.08, LLC	100
AZ-Havasu SN 67, LLC	100
AZ-Havasu, LLC	100
AZ-Havasu Spokane, LLC	100
AZ-Waters Edge, LLC	100
BR North 223, LLC	100
Buena Yuma, LLC	100
CA-Daley, LLC	100
Central Valley 1206, LLC	100
Coolidge Meadows, LLC	100
Fowler 171, LLC	100
FR 160, LLC	100
Heber, LLC	100
Heber 20, LLC	100
HL Newco, LLC	100
IMH Disbursements, LLC	100
IMH DWL Lender, LLC	100
IMH EQ LLC	100
IMH EQ TWO LLC	100
IMH HI LLC	100
IMH Holdings, LLC	100
IMH Holdings 2, LLC	100
IMH LR Clubhouse, LLC	100
IMH LR Golf, LLC	100
IMH LR Real Estate, LLC	100
IMH LR Restaurant, LLC	100
IMH Management Services, LLC	100
IMH NM LLC	100
IMH RO Repurchase, LLC	100
IMH Special Asset LR, LLC	100
IMH Special Asset NT 100, LLC	100
IMH Special Asset NT 101, LLC	100
IMH Special Asset NT 102, LLC	100
IMH Special Asset NT 107, LLC	100
IMH Special Asset NT 118, LLC	100
IMH Special Asset NT 132, LLC	100
IMH Special Asset NT 139, LLC	100
IMH Special Asset NT 140, LLC	100
IMH Special Asset NT 155, LLC	100
IMH Special Asset NT 161, LLC	100
IMH Special Asset NT 162, LLC	100
IMH Special Asset NT 163, LLC	100

SUBSIDIARIES	% OF OWNERSHIP
IMH Special Asset NT 164, LLC	100
IMH Special Asset NT 168, LLC	100
IMH Special Asset NT 172, LLC	100
IMH Special Asset NT 175-AVN, LLC	100
IMH Special Asset NT 175-IGH, LLC	100
IMH Special Asset NT 176, LLC	100
IMH Special Asset NT 178, LLC	100
IMH Special Asset NT 181, LLC	100
IMH Special Asset NT 184, LLC	100
IMH Special Asset NT 186, LLC	100
IMH Special Asset NT 192, LLC	100
IMH Special Asset NT 194, LLC	100
IMH Special Asset NT 198, LLC	100
IMH Special Asset NT 199, LLC	100
IMH Special Asset NT 203, LLC	100
IMH Special Asset NT 222, LLC	100
IMH Special Asset NT 228, LLC	100
IMH Special Asset NT 232, LLC	100
IMH Special Asset NT 233, LLC	100
IMH Special Asset NT 235, LLC	100
IMH Special Asset NT 236, LLC	100
IMH Special Asset NT 246, LLC	100
IMH Special Asset NT 250, LLC	100
IMH Special Asset NT 76, LLC	100
IMH TX 309 LLC	100
Investors Mortgage Holdings California, Inc.	100
Isleton 300, LLC	100
Justin Ranch 123, LLLP	33.1
Justin Ranch 427, LLLP	1
L'Auberge Newco Restaurant, LLC	100
L'Auberge Newco Spa, LLC	100
L'Auberge Newco, LLC	100
Lomas, LLC	100
LR Water, LLC	100
May, LLC	100
Motor City, LLC	100
NM-Emerald, LLC	100
NT 233 Oak Creek Lots, LLC	100
Oasis Indian Bend LLC	100
Orchards Newco Restaurant, LLC	100
Orchards Newco, LLC	100
Porterville 179, LLC	100
Renegades Management, Inc.	100
Royal Multifamily Promote 2013-1, LLC	100

SUBSIDIARIES	% OF OWNERSHIP
Royal Multifamily Ventures 2013-1, LLC	100
Samol, LLC	100
Satsuma St. Lender, LLC	100
Southwest Acquisitions, LLC	50
Stafford Meadows 7, LLC	100
Stockholder, LLC	100
Strathmore Finance Company, Inc.	100
SWI Management, LLC	100
SWIF 095, LLC	100
Tralon Corp.	100
Tulare 167, LLC	100
Tulare 207, LLC	100
The Equitable Real Estate Company, LLC	100
Aperion Asset Management, Inc.	100
Aperion Capital Texas, Inc.	100
Aperion Energy, Inc.	100
Aperion Homes, Inc.	100
Aperion Partners, Inc.	100
Aperion Technology, Inc.	100
Aperion Water Resources, LLC	100
APL Development, Inc.	100
Recorp Capital Group, Inc.	100
Recorp Communities, Inc.	100
Recorp Investments, Inc.	100
Recorp Management, Inc.	100
Recorp of America, Inc.	100
Recorp Partners, Inc.	100
Recorp, Inc.	100
IMH Gabella, LLC	100
Williams Lot 168, LLC	100
Deer Valley 178, LLC	100
13019 North 19th Avenue, LLC	100
Apollo MC, LLC	100
Taylor Fillmore 84, LLC	100
Polk Dallas 84, LLC	100
Pierce King 84, LLC	100
Lincoln Hamlin 84, LLC	100
Hamlink Road 25, LLC	100
Grant Colfax 84, LLC	100
Adams Calhoun 25, LLC	100
Harrison Tyler 120, LLC	100
Buchanan Breckinridge 84, LLC	100
Western Spotted, LLC	100
Jaguarundi, LLC	100

SUBSIDIARIES	% OF OWNERSHIP
Western Red, LLC	100
Harris Antelope, LLC	100
Rock Squirrel, LLC	100
Rio West NM Asset Recipient, LLC	100
IMH Rio West NM Manager, LLC	100
IMH Rio West NM Holdings, LLC	100
Ringtail, LLC	100
Desert Cottontail, LLC	100
Cane Cholla, LLC	100
Horse Crippler, LLC	100
Nylon Hedgehog, LLC	100
MRH RNMA I Limited Partner, LLC	100
Barbary Fig, LLC	100
IMH Gilbert Residences, LLC	100
KM Note, LLC	100
IMH Opportunities, LLC	100
MRH Holdings, LLC	100
MRH BAUZ HLD, LLC	100
MRH CRED INV, LLC	100
MRH CRED PRP, LLC	100
MRH DPM INDIV, LLC	100
MRH DPM-95 TRST, LLC	100
MRH DPM-TT TRST, LLC	100
MRH DPM IRA, LLC	100
MRH DMP CHR FND, LLC	100
MRH DPM ELH IRA, LLC	100
MRH GAET INV, LLC	100
MRH GIAC INV, LLC	100
MRH GRNPLX INV, LLC	100
MRH NDM TRST, LLC	100
MRH NFWM, LLC	100
MRH RECO COM, LLC	100
MRH RECO INV, LLC	100
MRH RECO MGT, LLC	100
MRH RECO USA, LLC	100
MRH RECO PTNR, LLC	100
MRH RECO RLTY, LLC	100
MRH ROO PROP, LLC	100
MRH RV120, LLC	100
MRH SEAG INV, LLC	100
IMH TX Oasis Lender, LLC	100
MRH URVI PRP, LLC	100
The L'Auberge Collection, LLC	100
Lakeside DV, LLC	60.5735

SUBSIDIARIES	% OF OWNERSHIP
Lakeside DV Holdings, LLC	60.5735
Lakeside DVH Manager, LLC	100
IMHJR, LLC	100
IMHAPBK, LLC	100
Maniatis Receivership, LLC	100
Antinori Investments, LLLP	22.8
Aperion Water Technology, LLC	100
Butera Properties, L.L.C.	100
Cando Holdings, LLC	29.55
Carinos Properties, L.L.C.	36.36
Drooy Properties, LLLP	100
Edilia Properties, LLLP	88.7
Gaeta Investments, LLLP	100
Jochi Holdings, L.L.C.	92.02
Matacan Properties, L.L.C.	90
Recorp-New Mexico Associates Limited Partnership	100
Recorp-New Mexico Associates II Limited Partnership	36.31
Recorp-New Mexico Associates III, Limited Partnership	3.38
Northwest Outerloop Associates Limited Partnership	65.4
Recorp Sarival and Lower Buckeye, L.L.C.	64
Recorp Sarival Village Phase II, L.L.C.	98
Rio Verde 120 Limited Liability Company	100
Sardinia Investments, LLLP	100
Seagoville Investments, LLLP	100
Serengetti Properties, LLLP	7.53
Tesoro Properties, L.L.C.	55
Unit 3 Partners, LLC	50
Unit 4 Partners, LLC	45
Unit 5 Partners, LLC	100
Unit 7 Partners, LLC	98.93
Recorp Mortgage Investors II Limited Partnership	43.21
L'Auberge IP Holdings, LLC	100
MRH Lending, LLC	100
IMH Broadway Tower Mezz Lender, LLC	100
L'Auberge de Sonoma Resort Management, LLC	100
L'Auberge de Sonoma Resort Fund, LLC	59.3
L'Auberge Fund Manager, LLC	100
IMH Sonoma Fund Investor, LLC	100
IMH Sonoma Class B Member, LLC	100
L'Auberge de Sonoma, LLC	59.3

SUBSIDIARIES	% OF OWNERSHIP
IMH Aspen Heights Mezz Lender, LLC	100
IMH One Westchase Mezz, LLC	100

See also Items 4 and 5 below.
MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.
The executive officers and directors of the Company are:

Lawrence D. Bain Jonathan T. Brohard Samuel J. Montes Leigh Feuerstein Andrew Fishleder, MD Chad Parson Michael M. Racy Lori Wittman Jay Wolf	Chief Executive Officer, Director and Chairman of the Board Executive Vice President, General Counsel and Secretary Chief Financial Officer Director Director Director Director Director Director

The business address and telephone number for each of the above directors and executive officers is c/o IMH Financial Corporation, 7001 N. Scottsdale Road, #2050, Scottsdale, Arizona 85253, (480) 840-8400.

5.	Principal Owners of Voting Securities.
The following persons own 10% or more of the currently outstanding voting securities of the Company. The percentages set forth in the table below are based on 27,860,275 shares of voting securities of the Company, consisting of 16,726,610 shares of common stock, 10,552,941 shares of preferred stock with voting rights, 138,065 shares of additional voting stock under the terms of the Company’s Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock, and Series B-3 Cumulative Convertible Preferred Stock (“Series B Preferred COD”) and 442,659 shares of issued but unvested restricted common stock with voting rights, all as of September 1, 2018:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
JPMorgan Chase Funding Inc. 270 Park Avenue New York, New York 10017	Series B-2 Cumulative Convertible Preferred Stock	5,673,480 (1)	20.36%
JPMorgan Chase Funding Inc. 270 Park Avenue New York, New York 10017	Series B-3 Cumulative Convertible Preferred Stock	2,376,206 (2)	8.53%

(1)
The Schedule 13D for JPMorgan Chase Funding Inc. includes JPMorgan Chase & Co., a Delaware corporation. The address for both of these parties is 270 Park Avenue, New York, New York 10017. Includes 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock and 78,332 shares of additional voting shares computed in accordance with the Series B Preferred COD.

(2)
The Schedule 13D for JPMorgan Chase Funding Inc. includes JPMorgan Chase & Co., a Delaware corporation. The address for both of these parties is 270 Park Avenue, New York, New York 10017. Includes 2,352,941 shares of Series B-2 Cumulative Convertible Preferred Stock and 23,265 shares of additional voting shares computed in accordance with the Series B Preferred COD.

UNDERWRITERS

6.	Underwriters.

(a)
No person within the last three years prior to the date of filing the Application has acted as an underwriter of any securities of the Company which were outstanding on the date of filing the Application.

(b)	No person is acting or proposes to act as an underwriter with respect to the New Notes proposed to be offered in the Exchange Offer
CAPITAL SECURITIES

7.	Capitalization.

(a)	The following table sets forth information with respect to each authorized class of securities of the Company as of September 1, 2018:

Title of Class	Amount Authorized	Amount Outstanding
Voting Common Stock, par value $0.01 Common Stock, par value $0.01 (1)	200,000,000 150,208,500	16,726,610 1,576,616
Class B-1 common stock, par value $0.01 (1)	4,023,400	3,491,758
Class B-2 common stock, par value $0.01 (1)	4,023,400	3,492,954
Class B-3 common stock, par value $0.01 (1)	8,165,700	7,159,759
Class B-4 common stock, par value $0.01 (1)	781,644	313,790
Class C common stock, par value $0.01 (1)	15,803,212	691,733
Class D common stock, par value $0.01 (1)	16,994,144	-0-
Preferred Stock, par value $0.01 Series B-1 Cumulative Convertible Preferred Stock (2)	100,000,000 2,604,852	10,574,941 2,604,852
Series B-2 Cumulative Convertible Preferred Stock (2)	5,595,148	5,595,148
Series B-3 Cumulative Convertible Preferred Stock (2)	2,352,941	2,352,941
Series A Preferred Stock (3)	22,000	22,000
4% Senior Subordinated Notes due 2019 (4)	$10,162,000 aggregate principal amount	$10,162,000 aggregate principal amount

(1)	Each share of our Common Stock entitles the holder to one vote on all matters entitled to be voted on by holders of our Common Stock.

(2)
Holders of our Series B-1, B-2 and B-3 Preferred Stock vote together as a single class with the holders of our Common Stock and the holders of any securities issued by us that are entitled to vote together with the holders of our Common Stock, with each share of Preferred Stock entitled to such number of votes as are equal to the number of shares of Common Stock into which such shares of Preferred Stock would then be convertible pursuant to our Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock, and Series B-3 Cumulative Convertible Preferred Stock.

(3)	Holders of our Series A Preferred Stock have no voting rights.

(4)	Holders of these Notes have no voting rights.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.
The New Notes will be issued pursuant to an Indenture (the “Indenture”) to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture This description is qualified in its entirety by reference to the Indenture filed as Exhibit T3C-1 hereto and incorporated by reference herein. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture. Section references are to sections of the applicable document.

A.	Events of Default; Notice and Enforcement
The following will be Defaults under the Indenture [Indenture, Section 7.01]:

1.
the failure to pay Interest on any Quarterly Payment Date; provided, that the Trustee shall deliver to the Company written notice of the Company’s failure to make such payment, and the Company shall not be in Default if the Company cures such payment default on or before the immediately following Quarterly Payment Date;

2.	failure to pay the entire unpaid portion of the principal and accrued and unpaid interest thereon and other sums due on the Stated Maturity Date;

3.
if a receiver, liquidator or trustee shall be appointed for the Company or if the Company shall be adjudicated as bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by or against, consented to, or acquiesced in by, the Company, or if any proceeding for the dissolution or liquidation of the Company shall be instituted; provided, however, if such appointment, adjudication, petition or proceeding was involuntary and not consented to by the Company, upon the same not being discharged, stayed or dismissed within one hundred twenty (120) days following its filing;

4.	if the Company shall make an assignment for the benefit of creditors; or

5.	if the Company attempts to assign its obligations under the New Note in contravention of the terms thereof.
The Company is required to notify in writing a Responsible Officer of the Trustee, promptly upon becoming aware thereof, of any Default. [Indenture, Section 7.01] Within ninety days after being notified of the occurrence of a Default, the Trustee will give notice to the Noteholders of all Defaults known to a Responsible Officer of the Trustee, unless such Defaults shall have been cured or waived before the giving of such notice. However, except in the case of Default in the payment of the principal or interest on any of the New Notes, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interests of the Noteholders. [Indenture, Section 7.08]
None of the provisions of the Indenture require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risks or liability is not reasonably assured to it. [Indenture, Section 8.01]

B.	Authentication and Delivery of the Notes; Use of Proceeds
Any Officer of the Company may sign the New Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of its Secretary or any Assistant Secretary or its Treasurer or any Assistant Treasurer. [Indenture Section 2.04]

A New Note will not be valid until the Trustee (or an authenticating agent appointed by the Trustee as provided in the Indenture) manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture and that the holder is entitled to the benefits of the Indenture. [Indenture, Section 2.04]
The Trustee may appoint an authenticating agent to authenticate notes issued under the Indenture. The authentication and delivery of the New Notes by the authenticating agent will for all purposes under the Indenture be deemed to be authentication and delivery by the Trustee. An authenticating agent shall have many of the same rights as the Trustee under the Indenture. [Indenture, Section 16.14]
The New Notes will be issued in registered form without coupons in denominations of $100 principal amount and integral multiples thereof. [Indenture, Section 2.03(a)]
All of the New Notes will initially be represented by a single note in global form. [Indenture, Section 2.02]
There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

C.	Release and Substitution of Property Subject to the Lien of the Indenture
The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

D.	Satisfaction and Discharge of the Indenture
The Indenture shall cease to be of further effect, except as expressly provided in the Indenture, and the Trustee, on written demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture when:

•
the Company delivers to the Trustee for cancellation all authenticated New Notes (other than any New Notes that shall have been destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not previously cancelled, or

•
all the New Notes not previously cancelled or delivered for cancellation have become due and payable (or are by their terms to become due and payable within one year or are to be called for redemption or prepayment within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption or prepayment) and the Company has deposited with the Trustee, in trust, funds or U.S. Government Obligations sufficient to pay at maturity or upon redemption or prepayment all of the New Notes (other than any New Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and accrued interest due or to become due to such date of maturity or redemption or prepayment date, as the case may be, accompanied by a specified verification report in certain cases, and if the Company pays or causes to be paid all other sums payable by the Company. [Indenture, Article 13]

E.	Evidence as to Compliance
The Company will annually deliver an Officers’ Certificate to the Trustee with a statement by our officers as to whether or not, to our officers’ knowledge, we are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, specifying any known defaults. [Indenture, Section 4.05]
The Company must notify the Trustee promptly upon becoming aware of any Default. [Indenture, Section 7.01, 7.08]

Upon request to the Trustee to take any action under any provision of the Indenture, the Company will generally be required to furnish an Officers’ Certificate and Opinion of Counsel as to satisfaction of all conditions precedent to such action provided for in the Indenture. [Indenture, Section 16.08]

9.	Other Obligors.
No person other than the Company is an obligor on the Notes.
Contents of application for qualification.
The application for qualification comprises:

(a)	Pages numbered 1 to 13, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as Trustee under the Indenture to be qualified (included as Exhibit T3G).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)
Exhibit T3A-1. – Certificate of Incorporation of IMH Financial Corporation (incorporated by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 23, 2010).

(ii)
Exhibit T3A-2. – Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock and Series B-3 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2018).

(iii)
Exhibit T3A-3. – Certificate of Correction of Certificate of Incorporation of IMH Financial Corporation (incorporated by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2013).

(iv)
Exhibit T3B. – Second Amended and Restated Bylaws of IMH Financial Corporation (incorporated by reference from Exhibit 3.2 to the Company’s Current Report on Form 8‑K filed with the SEC on January 15, 2013).

(v)	Exhibit T3C-1. – Form of Indenture.

(vi)	Exhibit T3C-2. – Form of Note.

(vii)	Exhibit T3E-1. – Form of Offering Memorandum to be provided to security holders in connection with the Exchange Offering (without exhibits).

(viii)	Exhibit T3E-2. – Form of Correspondence regarding offering mechanics (to be provided by amendment).

(ix)
Exhibit T3F. – Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1).

(x)	Exhibit T3G – Statement of eligibility of Trustee on Form T-1.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IMH Financial Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Scottsdale, and State of Arizona, on the 27th day of September 2018.

IMH Financial Corporation, a Delaware corporation By: /s/ Lawrence D. Bain Name: Lawrence D. Bain Title: Chief Executive Officer